FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached press release contains forward looking information.

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“A Life Sciences Company”

For Immediate Release:	December 4, 2006

Forbes Medi-Tech Announces US Phase II Clinical Trial Results

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced the topline results from the US Phase II trial of its cholesterol-lowering drug, FM-VP4. Preliminary data received over the weekend confirmed the drug is dose responsive, produces a statistically significant reduction in LDL (or bad) cholesterol and has maintained an excellent safety profile. The primary endpoint of the study was met with a statistically significant reduction in LDL after 12 weeks of 9% from baseline at 900mg, however, FM-VP4 did not achieve the Company’s established goal of a 15% average reduction in LDL cholesterol from baseline.

“While we acknowledge that the results of the trial do not support a blockbuster market potential for FM-VP4, there is a significant market for alternative LDL-lowering products,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “The Company will review further data as it becomes available in the next few weeks and will continue to assess out-licensing opportunities in North America and international markets.”

“Safety profile in the cardiovascular space is of increasing importance as illustrated by the recent setback to Pfizer’s torcetrapib development program due to safety concerns. The potential licensing of FM-VP4 may be driven by its excellent safety profile. In addition, combination therapy remains of interest. It is well recognized that doubling the dose of a statin results, on average, in only an additional 6% reduction in LDL. Accordingly, there is potential for FM-VP4 to provide at least the same incremental benefit but without the safety concerns associated with higher doses of statins.”

“This trial demonstrated that FM-VP4 is dose responsive and its effective reduction in LDL cholesterol is clinically significant.  If the product were available today, I would consider prescribing it as an option for statin intolerant patients, which represent an important treatment subgroup,” noted Daniel Rader, MD, Associate Professor of Medicine and Pathology at the University of Pennsylvania School of Medicine in Philadelphia, Pennsylvania and member of Forbes Medi-Tech’s Medical & Scientific Advisory Board.

“Looking ahead, we have a strong cash position, a pipeline of new drug development candidates and an aggressive strategy to build the Reducol™ ingredient business,” noted Charles Butt.

A conference call and webcast to discuss the results will be held after market close today at 1:30pmPT, 4:30pmET.

About the Conference Call and Webcast

To participate in the conference call, please dial 1-877-888-7019 or (direct) 416-695-5261. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until December 11, 2006 by calling 1-888-509-0081 or (direct) 416-695-5275. The webcast link will be archived on the Forbes website afterwards.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment primarily of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease and related markets.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements regarding FM-VP4, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “potential”, “next”, “continue”, “increasing”, “if”, “looking ahead’, “will”,  “strategy”, “vision”, “to develop”, “may” or comparable terminology referring to future events or results.  Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, uncertainty whether FM-VP4 will be further developed, out-licensed or will otherwise be successfully commercialized as a drug, or if commercialized, will achieve a significant market share; the need for additional clinical trials, the occurrence and success of which is not assured; the need for further regulatory approvals, which are not assured and which may be denied or withdrawn;  uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; the risk of unknown side effects; the effect of competition; the need for new customers; uncertainty whether the Company can achieve anticipated sales volumes and prices; changes in business strategy or development plans; and the Company's need for future funding; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., including the  Company’s latest Annual Information Form / Form 40-F, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.